August 30, 2005
Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Room 4561
Washington D.C. 20549

RE:	Identix Form 10-K for the Year Ended June 30, 2004 and Form 10-Q for the Quarter Ended March 31, 2005 and Form 8-K filed August 3, 2005.
Dear Mr. Skinner:
On behalf of Identix, Inc. (Identix, the Company, we, our, or us), this letter is in reply to your comment letter dated August 16, 2005, with respect to the above mentioned Form 10-K, Form 10-Q, and Form 8-K. Our responses are set forth below following the text of each comment contained in your letter.
Form 10-K for the Year Ended June 30, 2004
Note 1 — The Company and its Significant Accounting Policies, Page 51
Revenue Recognition, Page 51
SEC Staff comment 1
We have read your response to prior comment Number 1. We would like to better understand the structure of and accounting for your arrangements with OEM and third-party distributors. Please answer the following questions:
•	Tell us what the Company’s obligations are to the OEM and to the reseller’s end user customer. In this regard your responses to prior comments 1 and 2 use the terms third party, distributor and customer interchangeably.

•	When installation services are provided by the Company are they provided to the reseller or the reseller’s end user?

•	For arrangements of TouchPrint Live Scan Systems, when revenue is recognized upon acceptance, are you referring to acceptance by the reseller or the reseller’s end user customer?

•	Does the Company or the reseller have credit risk with regards to the reseller’s arrangements with their end user customer? In this regard your response to prior comment 2 indicates that you issue an invoice to the customer.

Identix Response
We sell our products through multiple sales channels, including Original Equipment Manufacturers (OEMs), resellers, distribution partners and directly to end users. The revenue recognition model for each type of sale is generally the same. In our responses to your prior comments 1 and 2, our use of the terms “third party”, “distributor” and “customer” refer only to the reseller or OEM and not to the end user.
1)	Our obligations to a reseller or an OEM are to deliver the product ordered, provide warranty for the period specified in the arrangement and on occasion provide installation and training services. When installation and training are provided for a sale to a reseller or an OEM, the Company enters into the arrangement with the OEM or reseller, but may provide installation and training services at the end user’s site. In any arrangement with a reseller or OEM, we do not have obligations to the reseller’s or OEM’s end user.

2)	When installation and training are provided for a sale to a reseller or an OEM, the Company enters into the arrangement with the OEM or reseller, but may provide installation and training services at the end user’s site.

3)	In sales arrangements for the Touchprint Live Scan Systems to resellers or OEMs where revenue is recognized upon acceptance, revenue is recognized when the OEM or reseller accepts the Live Scan System not the end user.

4)	In arrangements with resellers, the reseller has credit risk with respect to the end-user. Our credit terms with resellers to do not rely on the reseller receiving payment from the end-user.
SEC Staff comment 2
Your response to prior comment 1 did not appear to address whether your arrangements with OEM’s and distribution partners allow for the right of return and if so is the return by the reseller or the reseller’s end user customer. In this regard, you disclose on page 33 the use of estimates in relation to sales returns. Tell us how you return rights impact revenue recognition.
Identix Response
Our arrangements do not provide for a right of return by any of our customers. If such terms did exist they would be between Identix and the OEM, the reseller or the distribution partner and not the end user. There were no sales returns and we have not recorded sales return reserves for any of the three years presented in our 2004 Annual Report on Form 10-K. If we enter into an arrangement in the future that provides our customer with a right of return, we will follow the guidance of SFAS No. 48, “Revenue Recognition When Right of Return Exits.” In addition, we will clarify our disclosure in our revenue recognition policy footnote to indicate that our arrangements do not allow the right of return and remove the discussion of the use of estimates in relation to sales returns in our June 30, 2005 Form 10-K and all filings thereafter.
SEC Staff comment 3
We note your response to prior comment 3. Tell us what consideration was given to disclosing the information provided in your response regarding you multiple element arrangements accounted for under EITF 00-21.

Identix Response
We agree with the Staff’s assessment of the relevance of our response to prior comment 3 and will incorporate the response into our revenue recognition policy disclosure in all future filings on Form 10-K.
SEC Staff comment 4
We note your response to prior comment number 4 and proposed revisions to your revenue recognition policy. For instances when separation of elements is not possible, ensure that your disclosure discusses the units of accounting, the allocation of fair value and the use of applicable revenue recognition criteria. We note you had a similar disclosure in your Form 10-Q for March 31, 2005. We further note that your policy included in your Form 10-K indicated that revenue for these arrangements will be spread evenly over the performance or deferred until all elements have been delivered. As previously requested, tell us the specific factors that determine which revenue recognition pattern you apply.
Identix response
In our response to prior comment number 4, we committed to revising our recognition policy disclosure in our June 30, 2005 Form 10-K and all filings thereafter to better clarify our existing policy. This revision will include the elimination of the wording noted in your comment with respect to spreading revenue over the performance or deferred until all elements have been delivered.
To date we have not entered into a multiple element arrangement in which separation of the various elements was not possible using the criteria of EITF 00-21, paragraph 9, as was noted in our response to prior comment number 4. Accordingly, we do not have any examples to provide regarding the specific factors that were used to determine which revenue recognition pattern was applied. In the event that we have a multiple element arrangement in the future where we have at least one component that does not qualify as a separate unit of accounting within the arrangement, we would apply the guidance of EITF 00-21 paragraph 10, in determining which revenue recognition pattern to apply and to determine the appropriate recognition of revenue guidance for those deliverables combined as a single unit of accounting. In addition, if in the future we have an arrangement where separation of the various elements is not possible, we will ensure that we disclose the units of accounting, the allocation of the fair value and the applicable revenue recognition criteria that was used.
SEC Staff comment 5
Additionally we note that your response to prior comment 4 discusses when combination with other elements is not possible. You disclose in your revised policy that for these arrangements revenue is deferred until all elements are delivered. Tell us which elements are involved and why combination of elements is not possible. Tell us how the accounting for these arrangements differs from accounting for these units as separate units of accounting as disclosed in your current policy.

Identix Response
As described in our response to comment 4 above, to-date we have not entered into a multiple element arrangement in which separation of the various elements was not possible. Accordingly we do not have any examples to provide in response to your comment 5. However, our policy, as described in our response to your comment 4 above includes our accounting in the event the combination of elements is not possible. Our accounting for multiple element arrangements has not changed as a result of the clarifications we have committed to make to our disclosure as indicated in our response to your comment 4.
Form 10-Q for the Quarter Ended March 31, 2005
Item 4. Controls and Procedures
SEC Staff Comment 6
We note your response to prior comment 9 which indicates that you noted one single sales contract that had modified terms for which you failed to identify. Tell us the nature of these modifications and whether or not more contracts with similar modifications were subsequently found. Also, your response refers to side agreements. Tell us the nature of this side agreement and how you determined that no restatement or adjustment was necessary.
Identix Response
The modification that resulted in the material weakness surrounded an undocumented maintenance renewal option pricing for year’s 2 and 3 maintenance support. This option was negotiated and authorized by the Company, including members of the sales function together with other members of management. The option was not brought to the attention of the accounting function on a timely basis due to a misunderstanding among the members of management. After a thorough review of similar arrangements no further contracts with undocumented terms were found.
As discussed above, the nature of the side agreement involved undocumented renewal maintenance pricing terms that were negotiated with the customer outside of the executed agreement used in our original assessment for which revenue recognition pattern to apply. Subsequent to this discovery, we documented the renewal terms with the customer. Because this contract was new and unique in nature no adjustment was necessary to any periods prior to the three months ending March 31, 2005. For the three month period ending March 31, 2005, no adjustment resulted to the amount of revenue recorded prior to the discovery of the side agreement since the arrangement involved extended payment terms which limited the recognition of revenue in the period to the amount that was due from the customer in accordance with SOP 97-2, paragraph 29.
Form 8-K Filed August 3, 2005
SEC Staff Comment 7
We note that you have presented non-GAAP measures which exclude the amortization of intangible assets. Demonstrate the usefulness of the non-GAAP measures in assessing the performance when this recurring item is a result of your operations and has contributed to your performance. Tell us how you considered the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Questions 8 of the related Frequently Asked Questions.

Identix response
We acknowledge the staff’s comments. In all future Form 8-K filings of our quarterly operating results, we will classify the portion of the amortization expense related to our acquired intangible assets that are directly attributable to generating revenue as a component of our product costs of goods sold in all periods presented, including all historical periods. As a result, we will no longer present a measure of profit that excludes amortization of acquired intangible assets and would require disclosures in accordance with Item 10(e)(1)(i).
SEC Staff Comment 8
With regards to your amortization of intangible assets, we further note that this amortization, which includes amortization of acquired technology, core technology and capitalized software costs, has been classified in operating expense rather than cost of revenues. Tell us how you considered question 17 of SFAS 86 Implementation Guide.
Identix Response
Our acquired technology intangible assets consist primarily of hardware technology. The amount of amortization related to acquired software technology had an impact of 2% or less and 4% or less to our cost of revenues and cost of product revenues respectively. We performed a SAB 99 analysis and concluded that the impact of classifying amortization related to acquired software technology is immaterial to all periods we have presented in the Consolidated Financial Statements included in Form 8-K Filed August 3, 2005, as well as to all periods presented in our 2004 Annual Report on Form 10-K and in our third quarter of fiscal 2005 Form 10-Q. In addition, there was no amortization expense related to developed software to be marketed and sold as our balance was fully amortized as of June 30, 2002 as demonstrated in Note 8 to the Consolidated Financial Statements as it appears in Form 10-K for the period ending June 30, 2004. As noted in our response to comment 7 above, in all future Form 8-K filings of our quarterly operating results, as well as in future filings on Form 10-K and 10-Q, we will classify the portion of the amortization expense related to our acquired intangible assets that are directly attributable to generating revenue as a component of our product costs of goods sold in all periods presented including all historical periods.